June 29, 2026

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha   Eshel St., PO Box 3163
Caesarea, 3079504 Israel

        Re: IceCure Medical Ltd.
            Registration Statement on Form F-3
            Filed June 25, 2026
            File No. 333-297030
Dear Eyal Shamir:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Eric Victorson, Esq.